SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Quarterly Results 2006 – January - March” dated on April 26, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

São Paulo, April 26, 2006

Quarterly Results 2006

January – March

Results January – March 2006 - TELESP 1

RESULTS HIGHLIGHTS

	January - March
Unaudited consolidated figures in Reais MM	2006	2005	% Var
Net operating revenues 1/	3,617.8	3,385.0	6.9
EBITDA 2/	1,623.3	1,530.7	6.0
EBITDA margin (%)	44.9%	45.2%	(0.4	)p.p.
Operating income	869.9	739.8	17.6
Income before income tax and social contribution	875.8	748.5	17.0
Net income	587.0	489.9	19.8

Shares outstanding (million)	492.0	493.6	(0.3)
EPS	1.19	0.99	20.2

Installed Lines (switching - 000)	14,322.8	14,200.0	0.9
Lines in service (000)	12,376.9	12,364.0	0.1
Telephone density (per 100 inhab.)	30.9%	31.3%	(0.4	)p.p.
Lines in service/employee 3/	1,908	1,778	7.3
Network Digitalization (%)	100.0	98.7	1.3	p.p.

1/	The gross operating revenues for the 1Q06 amounted to R$5,110.9 million and was R$4,781.1 million in the 1Q05. The tax deductions, which include ICMS, PIS, COFINS, ISS, IPI and other discounts, totaled R$1,493.1 million in the 1Q06 and R$1,396.2 million in the 1Q05.
2/	EBITDA = Earnings before interest taxes, depreciation and amortization
3/	For this calculation, the number of LIS considers both the fixed lines in service as well as the ADSL lines.

ADSL is offered under the brand name “Speedy” and reached 1,300,056 clients in March 2006, increasing 7.7% compared to the 4Q05. When compared with March 2005, the growth was 47.7%, in line with the growth trend of the last quarters. This is a priority product for the Company due to its capacity to keep customers loyal. Telesp is investing in new products over the ADSL platform aiming to increase its offer of services and become ever more competitive.

Alternative Plans for Fixed Telephony –The alternative plans for fixed telephony increase the profitability of the installed capacity of Telesp and serve the market segments that were previously not given more economical choices for access to fixed telephones. This reflects the commitment of Telesp with the universalization of the telecommunication services in the state of São Paulo, above the regulatory demands, and the socialization of the access to communications and information. In the 1Q06, alternative plans focused in determined segments were launched, besides the plans of minutes. Such plans are listed as follows:

•	Leisure Line: launched on January 13, 2006, this service focuses on summerhouses or of temporary use, where there is no installed telephone line. The control of the expenses works through a password to block and unblock the calls. The monthly fee

Results January – March 2006 - TELESP 2

is R$34.90 (without free traffic), and due to a promotion, customers that have a classic line in another municipality will only pay R$19.90. The installation fee of the Leisure Line is R$88.00 split into 10 installments. The calls are billed on a per-minute basis, including local calls.

•	Plans of Minutes: launched on January 26, 2006, these plans grant up to 40% discount in local calls, with progressive discounts tied to the contracted volume of minutes. There are also versions for fixed-to-mobile calls and intra-state domestic long distance call. In the 1Q06, more than 195 thousand plans of minutes were sold.

•	Control Line: launched on February 02, 2006, this service allows the complete control of expenses with a telephone line. With a monthly fee of R$64.00 (including taxes), this plan comprises a promotional package of 400 minutes of fixed–to-fixed conversation. For exceeding calls and for cellular and long distance calls, the client uses the Economy Card (pre-paid card). The installation fee of the Control Line has a promotional value of R$88.00 split into 10 installments.

•	Young Line: launched on February 10, 2006, this service is ideal for a second telephony line in the household and guarantees the control of expenses with a fixed monthly invoice. The promotional value for the monthly fee is R$46.90 (including the basic monthly fee) for clients that already have a telephone line registered on their name and in the same address. This line grants 450 minutes of fixed–to-fixed calls. For cellular and long distance calls, the client uses the Economy Card (pre-paid card). The installation fee of the Young Line has a promotional value of R$88.00 split into 10 installments.

The net operating revenues for the 1Q06 totaled R$3,617.8 million and when compared to the R$3,385.0 million of revenues registered in the 1Q05, an increase of R$232.9 million, or 6.9%, is recorded. This is mainly due to the tariff increase in 2005, having impact in the local service and long distance, besides the growth in the Speedy and the Intelligent Line services, which were partially offset by the reduction of the revenues from interconnection and infrastructure rental. When comparing the 1Q06 with the 4Q05, there is a reduction of R$137.4 million, or 3,7%, mainly explained by the historical seasonality of the period and the drop in interconnection revenues.

The EBITDA margin in the 1Q06 was 44.9%, remaining pretty much stable when compared to the 4Q05. When comparing the 1Q06 with the 1Q05, a decrease of 0.4 p.p. is shown, explained by the reduction in interconnection revenues and the increase in taxes and personnel expenses. This effect was partially offset by the tariff increase in 2005, as well as the growth in the Speedy service.

Results January – March 2006 - TELESP 3

*	Gains (losses) with Investments, Outsourcing, Supplies and Others.

The consolidated Capex accumulated for the 1Q06 totaled R$228 million. This figure is in line with the investment needs of the Company and confirms the long-term commitment of the Telefónica Group in Brazil, both in the keeping and socialization of the traditional services as well as the growth of new services.

Results January – March 2006 - TELESP 4

The total indebtedness of the Company as of March 31, 2006 was R$2,628.7 million, 5.1% lower than on March 31, 2005. On December 31, 2005, the total indebtedness of the Company was R$2,691.9 million. The indebtedness profile of Telesp is optimized taking into account the financing conditions and alternatives available in the financial market and the economic and financial situation of the Company at each moment.

NET FINANCIAL DEBT

(Million R$)

	March 06	December 05	March 05
Short-term Debt	(217.4)	(246.8)	(396.4)
Long-term Debt	(2,059.0)	(2,150.9)	(2,142.2)
Total Debt	(2,276.4)	(2,397.6)	(2,538.6)
Gains / losses with Hedging Operations	(352.4)	(294.3)	(230.7)
Debt (post -Hedging Operations)	(2,628.7)	(2,691.9)	(2,769.3)
Cash	1,128.4	463.5	744.0
Net Debt	(1,500.4)	(2,228.4)	(2,025.4)

Results January – March 2006 - TELESP 5

REVENUES HIGHLIGHTS

Gross Operating Revenues in the 1Q06 reached R$5,110.9 million, which represents an increase of R$329.8 million, or 6.9%, compared to the same period of the previous year. When comparing the 1Q06 with the 4Q05, the revenues fell R$178.7 million, or 3.4%.

*	Mainly broadband Speedy

*	Mainly broadband Speedy

The changes are explained as follows:

Monthly Subscription Fee: reached R$1,411.7 million in the 1Q06, representing an improvement of R$31.3 million, or 2.3% compared to the 1Q05, mainly due to the tariff increase in 2005, besides the successful marketing of the alternative fixed telephony plans. When comparing the 1Q06 with the 4Q05, a R$46.5 million or 3.2% drop was noted because the change in the billing allocation for the alternative plans.

Installation Fee: recorded revenues of R$26.3 million in the 1Q06, showing an increase of R$9.0 million, or 52.3%, when compared to the same period of the previous year, mainly as a consequence of the tariff increase in 2005 and the installation fee of the new alternative plans. When comparing the 1Q06 and the 4Q05, a reduction of R$1.1 million, or 3.9% is shown due to the lower number of activations within the period.

Local Service: totaled R$811.4 million in the 1Q06, presenting an increase of R$84.0 million, or 11.5%, compared to the 1Q05, as a result of the tariff increase in 2005 of 7.27% and the success in the expansion of the alternative plans that have different values for the monthly

Results January – March 2006 - TELESP 6

fee and the local usage. When comparing the 1Q06 with the 4Q05, a R$63.2 million or 7.2% decrease is noted as a result of a reduction in traffic due to the lower number of working days in the 1Q06, besides the historical seasonality of this service within the period.

DLD: totaled R$788.5 million in the 1Q06, presenting an increase of R$19.2 million, or 2.5%, compared to the 1Q05. When comparing the 1Q06 with the 4Q05, there was a decrease of R$40.2 million, or 4.9%. The variations are explained by the following reasons:

Long distance (intra-state): recorded revenues of R$537.2 million in the 1Q06, growing R$3.7 million, or 0.7%, when compared to the 1Q05 as a result of the tariff increase in 2005. When comparing the 1Q06 with the 4Q05, an increase of R$5.9 million, or 1.1%, is noted due to a one-time recovery, in the 1Q06, of SMP traffic from mobile operators related to previous periods.

Long distance (inter-state): reached R$251.2 million in the 1Q06, showing an improvement of R$15.5 million, or 6.6% when compared to the 1Q05, mainly as a result of the tariff increase in 2005. When comparing the 1Q06 with the 4Q05, a reduction of R$46.2 million, or 15.5%, is shown, chiefly due to the seasonality and the lower number of working days of the period.

Inter-network revenues: added up to R$1,086.4 million in the 1Q06, presenting an improvement of R$98.7 million, or 10.0%, compared to the same period of the previous year, largely due to the tariff increase in 2005 and the increase of the mobile plant. When comparing the 1Q06 with the 4Q05, a reduction of R$22.0 million, or 2.0%, was registered due to the historical seasonality of this service within the period. It is worth noting that there was a delay in the readjustment of the fixed-to-mobile tariffs (VC1) scheduled for February 2005 and that only took place in June 2005, as well as the delay of the readjustment for the VC2 and VC3 that only took place on March 31, 2006.

ILD: reached R$41.8 million in the 1Q06, registering an increase of R$9.0 million, or 27.3%, when compared to the 1Q05, due to higher tariffs in the period, which were partially offset by the fall in traffic (due to the lower number of working days in the 1Q06 compared to the 1Q05). A decrease of R$3.6 million, or 7.9%, is shown when comparing the 1Q06 with the 4Q05, mainly explained by the reduction of traffic, in line with the historical seasonality of this period.

Interconnection Revenues: totaled R$136.7 million in the 1Q06, a drop of R$44.2 million, or 24.4%, when compared with the 1Q05. When comparing the 1Q06 with the 4Q05, a reduction of R$55.2 million, or 28.8%, is registered. Both effects were the result of the new interconnection rules in place since January 01, 2006, which modified the maximum values for the interconnection tariffs (TU-RL and TU-RIU). From 2006 on, the TU-RL is limited to 50% of the value of the local minute, which represents a 22.3% fall compared to the tariff in place in December 2005. In the case of the TU-RIU, the maximum value represents 30% of the values of the level 4, considering the time period.

Public Telephony: registered R$121.8 million in the 1Q06 and when compared to the 1Q05, it increased R$16.3 million, or 15.4%, due to the improvement in the sales of public telephone cards, besides the tariff increase in 2005. A decrease of R$3.9 million, or 3.1%, was recorded when comparing the 1Q06 with the 4Q05, explained by the increase of the transfer related to traffic to other operators, partially offset by the improvement in the sales of public telephone cards.

Data Transmission: revenues for the 1Q06 added up to R$381.2 million, representing a R$96.1 million or 33.7% increase regarding the 1Q05. An improvement of R$16.8 million, or 4.6%, was registered when comparing the 1Q06 with the 4Q05. Both effects were the result of the growth in “Speedy” services.

Infrastructure rental: amounted to R$99.1 million in the 1Q06, showing a decrease of R$5.8 million, or 5.5%, when compared to the 1Q05. This effect was chiefly the result of the reduction in the revenues of rental for the wholesale exploitation of dedicated lines of 2MB (2MB EILD) and local access to the packaged network. When comparing the 1Q06 and the 4Q05, a decrease of R$22.3 million, or 18.4%, is recorded due to the reversion of the provision for revenue loss, in light of a one-time recovery of the revenues in the 4Q05. Excluding this effect, there were no significant variations.

Others: amounted to R$206.0 million in the 1Q06, showing a R$16.3 million or a 8.6% increase when compared with the 1Q05, mainly as a consequence of the increase in the revenues coming from the Intelligent Line services (value added services for fixed telephony) and the revenues related to the administration of telephony services in commercial buildings by the subsidiary A. Telecom S.A. When comparing

Results January – March 2006 - TELESP 7

the 1Q06 with the 4Q05, an increase of R$62.5 million, or 43.5%, was recorded due to non-recurrent one-time adjustments in the 4Q05 related to previous months. Excluding these adjustments, the revenues remain stable.

Results January – March 2006 - TELESP 8

OPERATING EXPENSES HIGHLIGHTS

Operating Expenses in the 1Q06 reached R$1,994.6 million, an advance of R$140.3 million, or 7.6% compared to the 1Q05. When comparing the 1Q06 with the 4Q05, there was a decrease of R$79.2 million, or 3.8%.

The Operating Expenses variations are explained as follows:

Personnel expenses added up to R$203.3 million in the 1Q06, which represents an increase of R$61.7 million, or 43.5%, when compared to the 1Q05, mainly due to the salary increase in September 2005, the Early Retirement Program (PDI) started in February 2006 and the increase in the headcount as a result of the internalization of the systems administrative services that were previously outsourced. When comparing the 1Q06 with the 4Q05, an increase of R$46.7 million, or 29.8%, was shown chiefly due to the Early Retirement Program, partially offset by the recovery of the expenses related with pension funds for the retired employees in 2006. Excluding the one-time expenses with the PDI, the evolution of the personnel expenses basically reflects the salary increases. Telesp expects an increased efficiency for this entry starting in the 2Q06.

Results January – March 2006 - TELESP 9

General and administrative expenses in the 1Q06 totaled R$1,642.7 million, registering an increase of R$55.4 million, or 3.5%, compared to the 1Q05. A drop of R$73.1 million, or 4.3% was registered, when comparing the 1Q06 with the 4Q05.

The General and Administrative Expenses changes are explained as follows:

Supplies added up to R$32.0 million in the 1Q06, presenting a R$0.2 million, or 0.7%, raise when compared to the 1Q05, mainly due to the increase in supplies related to public telephone cards. This raise was partially offset by the reduction of costs of merchandise sold and the reduction in the expenses of supplies for productive plant maintenance. When comparing the 1Q06 and the 4Q05, a decrease of R$3.2 million, or 9.1%, is noted due to a reduction in the expenses of supplies for productive plant maintenance, the expenses with advertising gifts and maintenance supplies.

Outsourcing expenses totaled R$647.7 million in the 1Q06, an increase of R$1.8 million, or 0.3%, when compared to the 1Q05, chiefly as a result of the increase in expenses related to customer service, products and services advertising and public telephone terminals maintenance. These increases were partially offset by the reduction in the expenses related with the rendering of narrowband Internet, maintenance expenses with Internet systems and legal services. When comparing the 1Q06 with the 4Q05, a decrease of R$47.5 million, or 6.8%, was registered due to the renegotiation of Internet narrow band contracts, institutional and services advertising (due to the seasonality of this period), the expenses with events and campaigns for sales incentives, and consulting expenses.

Interconnection expenses amounted to R$901.6 million, going up R$54.0 million, or 6.4%, when comparing the 1Q06 with the 1Q05, mainly as a result of the increased fixed-to-mobile network interconnection and the increased incoming fixed long distance traffic from other operator ending in the mobile network in the region III, whose tariffs were increased 4.5% in June 2005 (VUM). This effect was offset to some extent by the negative readjustment of 13.3% in the TU-RL tariff in June 2005. When comparing the 1Q06 and the 4Q05, there was a decrease of R$19.1 million, or 2.1%, in line with the evolution of the interconnection revenues and the tariff increase for the TU-RL.

Other Expenses reached R$61.5 million in the 1Q06, falling R$0.5 million, or 0.9%, compared to the 1Q05, mainly due to the reduction in expenses with administrative building rental, partially offset by the increase in the price for poles rental. When comparing the 1Q06 with the 4Q05, this entry went down R$3.3 million, or 5.0%, mainly due to the reduction in infrastructure rental expenses, partially counterbalanced by the increase in the price for poles rental.

Taxes added up to R$99.7 million in the 1Q06, showing an increase of R$37.1 million, or 59.2%, when compared to the 1Q05, chiefly due to the renewal of the concession contract approved in December 2005 and valid until December 2025. The contract establishes that the concessionary must pay, every two years during the new concession period, a fee corresponding to 2% of the STFC of the previous year, net of applicable taxes and social contributions. When comparing the 1Q06 with the 4Q05, an increase of R$31.5 million, or 46.3%, was recorded mainly due to the expenses related with the renewal of the concession contract.

Provisions went up R$12.5 million when comparing the 1Q06 and the 1Q05, reaching R$104.8 million. The figure for the period represents 2.9% of the total net operating revenues (2.7% in the 1Q05). In the 4Q05, this provision represented 3.1% of the net operating revenues. This positive result for the Company is a consequence of the efforts in collection, debt recovery and products more suited to the different market segments, such as the new alternative plans.

Investment gains (losses) presented a negative result of R$2.7 million in the 1Q06, compared to a negative result of R$3.3 million in the 1Q05, which represents a variation of R$0.6 million, because of exchange rate effect in the consolidation of the Aliança Atlântica subsidiary by the equity method. When comparing the 1Q06 with the 4Q05, a negative variation of R$4.7 million was registered due to the same aforementioned reason.

Other operating revenues (expenses) registered a positive net variation of R$25.8 million, or 78.1%, in the 1Q06 compared to the 1Q05. This behavior is mainly the result of a recovery of expenses of previous fiscal years (mainly PIS and Cofins over consumables), recovery of expenses related to network damages, recovery of telephone invoices that had been classified as losses and gains with inventories sales. This was partially offset by the increase in expenses with donations and the increase in civil contingencies. When

Results January – March 2006 - TELESP 10

comparing the 1Q06 with the 4Q05, there was a positive variation of R$76.3 million, primarily due to the fact that the 4Q05 was impacted by the write-off of accounts receivables related to the SMP service and the reversion of recoverable assets from the FUST, which was partially counterbalanced by the increase in provisions with contingencies.

Results January – March 2006 - TELESP 11

OTHER HIGHLIGHTS

Depreciation went down R$20.8 million, when comparing the 1Q06 with the 1Q05, mainly due to the realignment of the Capex levels after the achievement of the universalization targets and the ending of the amortization of the surplus of the acquisition of CETERP, which had a monthly amortization of R$2.7 million and whose last installment was registered in November 2005. When comparing the 1Q06 with the 4Q05, a reduction of R$8.4 million due to the same aforementioned reasons is recorded.

Net Financial Revenues / (Expenses): the financial result improved R$16.8 million when comparing the 1Q06 with the 1Q05, mainly as a result of a higher average volume of financial instruments (CDB). If we compare the 1Q06 with the 4Q05, the financial result improved R$415.7 million, largely due to the distribution of Interest on the Company’s Net Worth of R$380 million in the 4Q05, the reduction of expenses related with the CPMF, the net gain from the exchange rate variation of hedge operations and the reduction of interests on commercial operations. The gross indebtedness and the result of liabilities of loans, financing and commitments for foreign exchange purchases of the Company are significantly affected by the risk of the exchange rates. As of March 31, 2006, 33.12% (36.45% as of December 31, 2005) of the financial debt was denominated in foreign currency (US dollar and Yen), while 99.58% (99.37% as of December 31, 2005) of the indebtedness was being covered by active positions in hedge operations (Swap to “CDI”). The gains and losses of those operations are recorded in the financial statements. As of March 31, 2006, the derivative transactions showed a negative consolidated net result of R$85.4 million, while a liability of R$352.8 million was recorded on March 31, 2006 to acknowledge the temporary loss. Since these operations are of a protective nature, the negative net consolidated result of R$85.4 million with derivatives is compensated by the revenues resulting of the exchange rate variation on the debt, in the amount of R$56.7 million.

Non-Operating Revenues (Expenses) presented a positive result of R$5.9 million and they showed a reduction of R$2.8 million, or 31.8%, when comparing the 1Q06 with the 1Q05, chiefly due to the net loss in the sale of buildings and non-recognized and non-claimed credits. When comparing the 1Q06 with the 4Q05, an increase of R$8.9 million is registered, chiefly due to the donation of infrastructure and the sale of buildings in the 4Q05.

Loans and Financing: As of March 31, 2006, the Company had R$753.9 million (R$874.0 million as of December 31, 2005) in loans and financing denominated in foreign currency, from which R$432.7 million (R$478.2 million as of December 31, 2005) were obtained at fixed interest rates, and R$321.2 million (R$395.8 million as of December 31, 2005) were obtained at foreign variable interest rates (Libor). In order to be protected against the exchange rate risk and the foreign variable interest rates (Libor) of the loans denominated in foreign currency, the Company contracted hedge operations to tie the debt to the local currency, with floating interest rates indexed to the CDI, thus the financial results of the Company are affected by the fluctuations of this rate. The position in loans and financing also includes the value of the bonds issued in 2004, paying interests based on the variation of the CDI rate, in the amount of R$1,521.1 million (R$1,521.7 million as of December 31, 2005). Furthermore, the Company invests the balance of cash and cash equivalents (financial instruments) of R$1,128.4 million (R$463.5 million as of December 31, 2005) mainly in short-term instruments, based on the variation of the CDI, which contributes to reduce this risk. The book value of those instruments is close to market value because of their short-term maturity.

On March 31, 2006, the Company had swap operations “CDI x pré” to partially cover the fluctuations of the domestic interest rates. The covered operations mature in January 2007 and totaled R$540.4 million. These operations with derivatives generate a positive consolidated net result of R$0.4 million. This temporary gain was registered in the liabilities to offset the temporary loss in hedge operations.

Results January – March 2006 - TELESP 12

CORPORATE EVENTS

CAPITAL STRUCTURE COMPOSITION

AS OF MARCH 31, 2006

Telesp	Common	Preferred	Total
Controlling Company	140,040,859	291,819,561	431,860,420
	85.36%	88.98%	87.77%
Minority shareholders	24,020,839	36,148,632	60,169,471
	14.64%	11.02%	12.23%
Total number of shares	164,061,698	327,968,193	492,029,891

Note: The Reverse Split process was closed on June 24, 2005, and the negotiation on an unitary basis started on June 27, 2005.

Capital stock - in thousands of R$ (as of 12/31/05):	5,978,074
Book Value per share (R$):	21.93
Capital stock - in thousands of R$ (as of 03/31/06):	5,978,074

Bonds: On September 03, 2004, the Company announced a Public Offering of Securities (the “Program”) and the activation, within the Program’s parameters, of the First Issuance of Telesp’s Bonds (the “Offer”).

The Program has a total value of R$3,000,000,000.00 (three billion reais), with maturity of two years, counted from the filing at CVM on October 15, 2004. It considers the issuance of simple bonds, not convertible to shares, unsecured type and/or Promissory Notes.

The Offer consisted of the issuance of 150,000 simple bonds, not convertible to shares, unsecured type (“Debêntures”), with nominal value of R$10,000.00 (ten thousand reais) per unit, totaling the amount of R$1,500,000,000.00 (one billion, five hundred million reais), in a single series, maturing on September 01, 2010 (six years). The bonds will yield interests with quarterly payments corresponding to 103.5% of the accumulated average daily rates of the DI (overnight Inter-financial Deposits Extra-Group), calculated and published by CETIP (Custodian and Liquidation Chamber).

The interest of the bonds may be reviewed on September 01, 2007. Conservatively, the Company included in the consolidated schedule of long-term maturity described above, the principal of the bonds in the year 2007, the data for the review of the interest.

Acquisition of Atrium: On December 24, 2004, the Company acquired Santo Genovese Participações Ltda. (“Santo Genovese”), controller of Atrium Telecomunicações Ltda. (“Atrium”), company dedicated to the management of the rendering of telecommunication services. Santo Genovese is a holding company that had, as its only asset, the shares representative of 99.99% of the capital stock of Atrium. The value of the deal was set in R$113.4 million. The operation will allow the Company to increase its offer to the domestic market with services that have greater value added, through the management of the rendering of telecommunication services.

Shares Reverse Split – On February 22, 2005, the Company, represented by its Board of Directors and in compliance with CVM Instruction #358 dated as of January 03, 2002, published a relevant fact and on May 11, 2005 submitted to the Extraordinary General Shareholders’ Meeting, the proposal for the reverse split of the shares representative of the capital stock of the Company, in accordance with the established on the article 12 of the Law # 6404 dated as of December 15, 1976.

The Meeting unanimously approved the proposal for the reverse split of the total number of the old 165,320,206,602 common shares and 328,272,072,739 preferred shares, representative of the capital stock of the Company, in accordance with the established on the article 12 of the Law #6404/76, in the proportion of 1,000 current shares to 1 share of the respective class, without capital stock decrease. The capital stock was then represented by 493,592,278 shares, from which 165,320,206 were common and 328,272,072 were preferred, and the limit of the authorized capital stock was then 700,000,000 of shares, either common or preferred.

The shareholders of the Company were granted the period between May 12, 2005 and June 24, 2005, so that they, on their own free will, could adjust their shareholder position, by each class, into lots multiple of 1,000 shares, through trading using stock brokers authorized

Results January – March 2006 - TELESP 13

to operate by BOVESPA, as well as to take all the required measures with the Securities and Exchange Commission – SEC. From June 27, 2005 on, the shares representative of the capital stock of the Company started to be traded grouped and on a unitary quotation.

The shares resulting of the remaining fractions of the grouping were totally sold in an auction at the BOVESPA, on July 15, 2005. The resulting values of the auction are available in the name of each shareholder after the financial compensation of the shares sold in the auction, according to a relevant fact published on July 21, 2005.

From June 27, 2005 on, each ADR started to represent 1 (one) preferred share.

Corporate Restructuring – In accordance with a relevant fact published on November 22, 2005, the Board of Directors of the Company, on its meeting held on November 21, 2005, approved the proposal for the corporate restructuring of its subsidiaries A. Telecom S.A. (former Assist), Santo Genovese Participações Ltda. and Atrium Telecommunicações Ltda.

On March 01, 2006, Telesp approved the proposal for the merger of Santo Genovese into A. Telecom, starting the corporate restructuring involving its controlled companies A. Telecom S.A. (former Assist Telefônica S.A.), Santo Genovese Participações Ltda. and Atrium Telecommunicações Ltda. This merger implied the substitution of the shares of Santo Genovese held by Telesp for shares issued by A. Telecom and totally allocated to the Company in substitution of the investment in Santo Genovese. The merger of the equity of Santo Genovese resulted in a capital increase in A. Telecom in the amount of R$17.0 million.

On December 12, 2005, the Board of Directors of the Company approved, “ad referendum” of the General Shareholders’ Meeting, the distribution of Interests on the Company’s Net Worth related to the fiscal year 2005 in the amount of R$380,000,000.00 (three hundred eighty million reais) that once withheld the 15% of income tax represent a net value of R$323,000,000.00 (three hundred twenty-three million reais). The beneficiaries are the shareholders registered as such in the Company’s registry book by the end of the day on December 30, 2005. The payment will be made until December 30, 2006, as approved by the 8th General Shareholders’ Meeting of the Company.

INTEREST ON THE COMPANY’S NETWORTH - FISCAL YEAR 2005

(Amount per lot of thousand shares - R$)

	Immune or Exempt Legal Entities	Income Tax Withhold (15%)	Taxed Legal Entities and Individual
Common Shares	0.724049	0.108608	0.615441
Preferred Shares (*)	0.796453	0.119468	0.676985

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws.

On March 09, 2006, the Extraordinary General Shareholders’ Meeting approved, by unanimous vote, the canceling of 1,562,387 shares issued by the Company and kept in Treasury. From those, 1,258,508 are common shares and 303,879 are preferred shares, all resulting from the reverse split of the shares that compose the capital stock of Telesp, which took place in 2005. Such shares were purchased by the Company through an auction held at the São Paulo Stock Exchange – Bovespa, on July 15, 2005.

On March 09, 2006, the Board of Directors of Telesp and Telefônica Data Brasil Holding Ltda. (“TDBH”), both controlled by the Telefónica Group, approved the proposal for the restructuring of the Multimedia Communication Services (“SCM”) activities of Telefônica Empresas S.A. (“T. Empresas”) and Telesp. This operation comprises the following steps:

(i)	The merger of TDBH into Telesp, while the shareholders of TDBH will receive shares of Telesp according to the announced exchange ratio. With this operation, Telefônica Empresas S.A. will become a fully owned subsidiary of Telesp. Telesp will succeed TDBH in all its rights and obligations; and

(ii)	The partial spin-off of Telefônica Empresas, transferring to Telesp the SCM assets and activities in the regions in which such service is already rendered by Telesp

The restructuring will result in the following benefits for the Companies and their respective shareholders.

Results January – March 2006 - TELESP 14

(i)	Greater administrative, commercial, operational, fiscal and financial efficiency regarding the data transmission operations rendered by Telefônica Empresas, A. Telecom and Telesp.

(ii)	Increase in the liquidity of the shares, mainly for the shareholders of TDBH, but also for the shareholders of Telesp; and

(iii)	Cost reductions due to the concentration of the activities of all companies into one open company, Telesp.

The Extraordinary General Shareholders’ Meetings of TDBH, Telesp and Telefônica Empresas have been called for on April 28, 2006 to deliberate about the aforementioned restructuring proposal. The complete documents of the operation were put at the general public’s disposal at the Companies’ headquarters and through CVM’s site.

Results January – March 2006 - TELESP 15

ADDITIONAL NOTES

CVM Edict # 371 – Pension Plan Accounting Procedures: The Company registered the liabilities related to pension plans according to the Edict CVM # 371 published on December 13, 2000. The actuary valuation of the pension plans was executed in December 2005 and December 2004, based on the participants’ registry book as of November 2005 and September 2004, respectively. The projected unitary credit method was adopted and all the actuary gains and losses for each fiscal year were immediately registered. The assets of the pension plans were positioned on November 30, 2005 and 2004, respectively. For the cases of multi-sponsored plans (PAMA and PBS-A), the division of their assets was done based on the Company’s liabilities relative to the total liabilities of the pension plan. The total value of the registered liability until March 31, 2006 was R$46.0 million.

Fixed-to-Mobile Tariff Increase – On June 08, 2005, through Edict #50895, Anatel (Agência Nacional de Telecomunicações) approved the tariff adjustment of the calls terminated in the Personal Mobile Service – SMP, with a variation of 7.99% for the VC1 calls throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. The readjustment of the VC1 calls was effective from June 12, 2005 on. On the same date, Anatel approved the readjustment of the fixed-to-mobile interconnection rate (VUM) related to the VC1 in 4.5%.

Fixed-to-fixed Tariff Increases – On June 30, 2005, through Edicts #51300 and #51301, Anatel (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Switched Fixed Telephony Service - STFC, according to the criteria established in the concession contracts for Local and Domestic Long Distance Services, effective from July 03, 2005 on. The average readjustments were as follows: Local: 7.27%; Long Distance: 2.94%; TU-RL: -13.32%; TU-RIU: 2.94%.

Fixed-to-Mobile Tariff Increase – On March 28, 2006, through Edict #57109, Anatel (Agência Nacional de Telecomunicações) approved the 7.99% tariff adjustment for the fixed-to-mobile long distance calls (VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. On the same date, Anatel approved the readjustment of the fixed-to-mobile interconnection rate (VUM) related to the VC2 and VC3 in 4.5%. The readjustments were effective from March 31, 2006 on.

Results January – March 2006 - TELESP 16

HISTORICAL SUMMARY

Since November 30, 1999 and due to a corporate restructuring, Telecomunicações de São Paulo S.A. - TELESP is the new name of Telesp Participações S.A., a corporation organized under the laws of the Federal Republic of Brazil, formed upon the spin off of Telecomunicações Brasileiras S.A., on May 22, 1998. TELESP is the main provider of fixed line public telecommunications services in the Brazilian state of São Paulo. The Brazilian Government sold its stake in TELESP PARTICIPAÇÕES thus privatizing the Company on July 29, 1998.

In December 1999, Telecomunicações de São Paulo S.A. - TELESP acquired voting and non-voting shares of Centrais Telefônicas de Ribeirão Preto S.A. - CETERP. The CETERP cellular operating division was sold afterwards.

The tender offer to exchange the shares of the Company by BDRs (Brazilian Depositary Receipts) representative of the shares of Telefónica, S.A. was concluded on June 30, 2000.

On August 03, 2000, the wholly owned subsidiary Telefônica Empresas S.A. was created, whose corporate goal is to render switched package network services. On November 24, 2000, the Company completed the capital increase on its fully owned subsidiary in local currency and through the valuation of the assets related to the switched package network services, including the transfer of the authorization to render that service.

On January 30, 2001, Telefônica Data Brasil Holding S.A. was created, resulting of the partial spin-off of the Company’s net equity. This equity was represented by the investment in the fully owned subsidiary Telefônica Empresas S.A. and accounts receivable. The purpose of the creation of Telefônica Data Brasil Holding S.A. was the segregation of the operating activities related to the switched package network services, due to the administrative and operating restructuring in the year 2000.

TELESP’s business, services and tariffs have been regulated by ANATEL (Agência Nacional de Telecomunicações) since June 16, 1997, according to various decrees, decisions, plans and regulatory measures.

TELESP became the first operator to file the corresponding information of the accomplishment of Anatel’s targets. ANATEL has already granted the license to permit Telesp to offer domestic and international long distance services to its customers, and also to extend its business out of its concession area (São Paulo) to the whole country.

The international long distance services started to be deployed on May 7, 2002 while the domestic long distance services were not being rendered in that period due to a legal injunction. For the same reasons, the domestic long distance services started to be deployed on July 29, 2002.

The Board of Directors of ANATEL, on its 240th meeting held on January 29, 2003 granted Telecomunicações de São Paulo S.A. - Telesp the authorization to exploit the Multimedia Communications Service (SCM) nationwide. The Company may offer voice and data services through points of presence, composed of networks and telecommunication circuits.

On July 06, 2003, the mobile telephony operators started to implement the long distance carrier selection (CSP). It enables the client to determine the long distance carrier for each domestic long distance call (VP2 and VP3) or international call, according to the SMP – Mobile Personal Service rules. Consequently, the Company started to acknowledge the revenues from said services and, at the same time, started to pay to the mobile telephony operators for the use of their networks.

On September 04, 2004, the rules established in Resolution #373 of Anatel (National Telecommunications Agency), dated as of June 03, 2004, were implemented. This Resolution deals with the reconfiguration of the local areas for the Switched Fixed Telephony Service - STFC. As a consequence, all calls, previously billed as domestic long distance DC level (Áreas Conurbadas), are now billed as local calls. In São Paulo, this modification involved 53 municipalities, while 39 of them are in Grande São Paulo.

Results January – March 2006 - TELESP 17

On December 04, 2004, the phase II of the rules established in Resolution #373 of Anatel (National Telecommunications Agency), dated as of June 03, 2004, was implemented. This modification involved 25 municipalities, distributed into 9 different groups. The calls among the municipalities within each group will be billed as local calls. Previously, such calls were billed as domestic long distance, levels 1 and 2.

On December 24, 2004, the Company acquired Santo Genovese Participações Ltda., controller of Atrium Telecomunicações Ltda. (“Atrium”), company dedicated to the management of the rendering of telecommunication services. The operation will allow the Company to increase its offer to the domestic market with services that have greater value added, through the management of the rendering of telecommunication services.

On December 31, 2005, the concession contract for the STFC expired. On December 22, 2005, this concession contract was extended for a period of 20 years, while it can be modified on December 31, 2010, December 31, 2015 and December 31, 2020. This condition allows Anatel to establish new conditions and new targets for universalization and quality, taking into consideration the conditions in place by that time.

Every two years for the 20-years period of the new contracts, the public regime companies will have to pay a renewal tax equivalent to 2% of the revenues of the STFC of the previous year of the payment, net of applicable taxes and social contributions.

CONSOLIDATED INCOME STATEMENTS

FOR THE PERIODS ENDED ON MARCH 31, 2006 AND 2005 AND DECEMBER 31, 2005

Unaudited (Million reais)

	Quartely numbers			Variations (%)
	1Q06	4Q05	1Q05	1Q06 vs 4Q05	1Q06 vs 1Q05
Gross operating revenue	5,110.9	5,289.7	4,781.1	(3.4)	6.9
Monthly subscription fee	1,411.7	1,458.2	1,380.4	(3.2)	2.3
Installation charge	26.3	27.3	17.3	(3.9)	52.3
Local Service	811.4	874.6	727.4	(7.2)	11.5
DLD	788.5	828.7	769.3	(4.9)	2.5
Intra-state	537.2	531.3	533.6	1.1	0.7
Inter-state	251.2	297.4	235.7	(15.5)	6.6
Inter-network revenues	1,086.4	1,108.4	987.7	(2.0)	10.0
ILD	41.8	45.4	32.9	(7.9)	27.3
Interconnection	136.7	191.9	180.9	(28.8)	(24.4)
Public telephony	121.8	125.7	105.6	(3.1)	15.4
Data transmission	381.2	364.5	285.2	4.6	33.7
Infrastructure rental	99.1	121.4	104.9	(18.4)	(5.5)
Others	206.0	143.5	189.7	43.5	8.6

Deductions	(1,493.1)	(1,534.4)	(1,396.2)	(2.7)	6.9

Net operating revenues	3,617.8	3,755.3	3,385.0	(3.7)	6.9
Operating expenses	(1,994.6)	(2,073.8)	(1,854.3)	(3.8)	7.6
Personnel expenses	(203.3)	(156.6)	(141.7)	29.8	43.5
General and administrative expenses	(1,642.7)	(1,715.8)	(1,587.3)	(4.3)	3.5
Supplies	(32.0)	(35.2)	(31.8)	(9.1)	0.7
Outsourcing expenses	(647.7)	(695.2)	(645.9)	(6.8)	0.3
Interconnection expenses	(901.6)	(920.7)	(847.6)	(2.1)	6.4
Other expenses	(61.5)	(64.8)	(62.1)	(5.0)	(0.9)
Taxes	(99.7)	(68.1)	(62.6)	46.3	59.2
Provisions	(104.8)	(117.6)	(92.3)	(10.9)	13.5
Investment gains (losses)	(2.7)	2.0	(3.3)	(236.2)	(18.4)
Other operating revenues/ (expenses)	58.7	(17.5)	33.0	(434.8)	78.1
Earnings before interest taxes, depreciation and amortization - EBITDA	1,623.3	1,681.5	1,530.7	(3.5)	6.0
Depreciation and amortization	(665.7)	(674.1)	(686.5)	(1.2)	(3.0)
Financial revenues	197.2	190.8	104.7	3.4	88.4
Financial expenses	(284.9)	(314.1)	(209.1)	(9.3)	36.2
Interest on the company’s net worth	—	(380.0)	—	(100.0)	—
Operating income	869.9	504.1	739.8	72.6	17.6
Non-operating revenues (expenses)	5.9	(3.0)	8.7	(296.7)	(31.8)
Income before income tax and social contribution	875.8	501.1	748.5	74.8	17.0
Income tax	(212.3)	(151.1)	(190.0)	40.6	11.7
Social contribution	(76.5)	(55.3)	(68.5)	38.2	11.7
Income before company’s net worth reversion	587.0	294.7	489.9	99.2	19.8
Interest on company’s net worth reversion	0.0	380.0	—	(100.0)	—
Net income	587.0	674.7	489.9	(13.0)	19.8

Note: In order to achieve a better presentation of the Operating Revenues with the market and the regulatory agency (ANATEL), the Company made reclassifications in the values presented in March and December 2005.

Results January – March 2006 - TELESP 18

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

Unaudited (Million reais)

	MARCH 2006	DECEMBER 2005	% Var
ASSETS
Current assets	5,173.0	5,112.9	1.2

Cash and cash equivalents	1,128.4	463.5	143.5
Cash and bank accounts	63.1	39.0	61.7
Financial investments	1,065.3	424.5	151.0
Accounts receivable from customers	3,481.4	3,357.7	3.7
Allowance for doubtful accounts	(594.6)	(574.5)	3.5
Recoverable taxes	882.4	1,622.8	(45.6)
Loans and financial investments	4.6	11.9	(61.7)
Supply and maintenance inventories	78.1	75.1	4.0
Recoverable prepaid expenses	61.2	47.5	29.0
Receivables from associated companies	36.1	44.2	(18.3)
Other assets	95.4	64.7	47.5

Long-term assets	1,119.3	1,046.1	7.0

Recoverable taxes	480.1	458.1	4.8
Loans and financial investments	10.4	10.7	(3.1)
Bail of legal proceedings	529.6	481.8	9.9
Receivables from associated companies	10.7	9.8	8.7
Other assets	88.6	85.6	3.4

Permanent Assets	12,245.4	12,690.2	(3.5)

Investments	247.9	253.6	(2.2)
Property, plant and equipment - net	11,924.1	12,358.0	(3.5)
Differed results	73.5	78.6	(6.5)

Total Assets	18,537.7	18,849.1	(1.7)

LIABILITIES
Current liabilities	4,569.3	5,431.4	(15.9)
Loans and financing	217.4	246.8	(11.9)
Suppliers	1,240.3	1,507.0	(17.7)
Consignments	173.2	182.6	(5.2)
Taxes	1,167.7	1,794.1	(34.9)
Dividends and interest on capital	901.2	903.4	(0.2)
Accrual for contingencies	69.5	67.8	2.5
Payroll and related charges	122.7	162.2	(24.3)
Unrealized Losses on Hedging Operations	352.4	294.3	19.8
Payables to associated companies	68.3	62.6	9.2
Other liabilities	256.6	210.7	21.8

Long-term liabilities	3,158.0	3,194.5	(1.1)

Loans and financing	2,059.0	2,150.9	(4.3)
Taxes	22.0	22.7	(3.1)
Accrual for contingencies	983.8	932.1	5.5
Payables to associated companies	12.7	13.4	(5.6)
Other liabilities	80.5	75.4	6.9

Results of future fiscal years	17.5	17.5	0.0

Shareholders’ equity	10,791.3	10,204.2	5.8
Capital Stock	5,978.1	5,978.1	0.0
Capital reserves	2,687.1	2,687.0	0.0
Profit Reserves	659.6	659.6	0.0
Retained earnings	1,466.6	879.6	66.7

Capitalizable Funds	1.6	1.6	0.0

Total liabilities	18,537.7	18,849.1	(1.7)

Results January – March 2006 - TELESP 19

OPERATING DATA

CONSOLIDATED DATA

		Acumulated Analysis				Quarterly Analysis
		MARCH 06	MARCH 05	% VAR		1Q06	4Q05	% VAR
Capital Expenditure (Economic)	R$ MM	228	217	5.2		228	725	(68.6)
Network
Installed Lines (switching)		14,322,760	14,200,030	0.9		14,322,760	14,319,572	0.0
Installed Lines - Gain		3,188	(30,813)	N.A		3,188	10,997	(71.0)
Lines in Service		12,376,898	12,363,952	0.1		12,376,898	12,347,015	0.2
Residential		9,276,898	9,246,829	0.3		9,276,898	9,228,968	0.5
Non-residential		1,536,054	1,417,696	8.3		1,536,054	1,425,558	7.8
Trunk Lines 1/		902,449	1,065,571	(15.3)		902.449	1,033,283	(12.7)
Public Lines		329,548	328,816	0.2		329,548	329,537	0.0
Internally used and test lines		331,949	305,040	8.8		331,949	329,669	0.7
Lines in Services - Gain		29,883	(98,794)	N.A		29,883	(106,277)	N.A
Average Lines in Service	(ALIS)	12,355,142	12,412,410	(0.5)		12,355,142	12,420,499	(0.5)
ADSL		1,300,056	880,183	47.7		1,300,056	1,206,799	7.7
Digitalization	(%)	100.0	98.7	1.3	p.p.	100.0	100.0	0.0
Traffic
Local Pulses - Registered	(pul 000)	7,678,623	7,864,824	(2.4)		7,678,623	7,922,191	(3.1)
Local Pulses - Exceeding	(pul 000)	5,220,401	5,298,452	(1.5)		5,220,401	5,481,019	(4.8)
Domestic Long Distance 2/	(min 000)	3,336,918	3,569,844	(6.5)		3,336,918	3,455,078	(3.4)
International Long Distance	(min 000)	23,525	25,342	(7.2)		23,525	25,206	(6.7)
Monthly traffic per ALIS
Local	(pul)	207	211	(1.9)		207	213	(2.6)
DLD	(min)	90	96	(6.1)		90	93	(2.9)
ILD	(min)	0.6	0.7	(6.7)		0.6	0.7	(6.2)
Others
Employees		7,167	7,450	(3.8)		7,167	7,770	(7.8)
LIS per Employee 3/		1,908	1,778	7.3		1,908	1,744	9.4
Monthly Net Op. Revenue per ALIS	(R$)	97.6	90.9	7.4		97.6	100.8	(3.2)
Telephone Density (per 100 inh.)		30.9 4/	31.3	(0.4	)p.p.	30.9 4/	30.9	0.0	p.p.

1/	Includes ISDN clients.
2/	Includes intra-state and inter-state (fixed-to-fixed and fixed-to-mobile).
3/	End of period. Includes ADSL clients.
4/	Population: 40,051,016 (source IBGE - March 2006).

Results January – March 2006 - TELESP 20

TARIFFS - FIXED LINE SERVICES

LOCAL SERVICE TARIFFS

(in reais - including taxes)

Date	Installation Charge	Monthly Subscription Fee			Public Telephone		Local Pulse
		Residential	Non-residential	Trunk Line	Local Token	Credit
Jun 24, 2001	76.6	23.3	36.4	48.6	0.075	0.075	0.092
Jun 28, 2002	76.6	26.6	40.0	40.0	0.081	0.081	0.103
Jun 30, 2003	89.8	30.4	49.6	49.6	0.093	0.093	0.117
Sep 12, 2003 1/	69.7	31.1	46.9	46.9	0.095	0.095	0.120
Jul 02, 2004	64.2	33.5	50.4	50.4	0.102	0.102	0.129
Sep 01, 2004	73.1	34.5	54.4	54.4	0.105	0.105	0.133
Nov 01, 2004	82.1	35.6	58.3	58.3	0.108	0.108	0.137
Jul 03, 2005 2/	88.0	38.1	62.5	62.5	0.117	0.117	0.147

DLD TARIFFS

(in reais - including taxes, per minute, normal rates, without discounts)

Date	D1	D2	D3	D4
	(up to 50km)	(50 to 100km)	(100 to 300km)	(over 300km)
Jun 24, 2001	0.100	0.160	0.220	0.300
Jun 28, 2002	0.108	0.173	0.237	0.347
Jun 30, 2003	0.124	0.198	0.272	0.397
Sep 12, 2003	0.127	0.203	0.278	0.382
Jul 02, 2004	0.133	0.213	0.292	0.400
Sep 01, 2004	0.144	0.230	0.316	0.397
Nov 01, 2004	0.155	0.248	0.340	0.394
Jul 03, 2005	0.155	0.248	0.340	0.414

INTERCONNECTION TARIFFS

(in reais - including taxes, per minute, without discounts)

Date	Fixed-to-Fixed		Fixed-to-Mobile
	TU-RL	TU-RIU	VC-1	VC-2	VC-3
Feb 3, 2001			0.453	0.953	1.084
Jun 24, 2001	0.050	0.086	0.453	0.953	1.084
Feb 01, 2002	0.050	0.091	0.498	1.037	1.180
Feb 08, 2003 3/			0.5687-0.6360	1.265	1.439
Jun 30, 2003	0.058	0.114
Sep 12, 2003	0.052	0.102
Feb 11, 2004			0.6085-0.6805	1.354	1.540
Jul 02, 2004	0.047	0.106
Sep 01, 2004	0.049	0.112
Nov 01, 2004	0.052	0.118
Jun 12, 2005			0.65714-0.73486
Jul 03, 2005	0.045	0.121
Jan 01, 2006	0.036	0.095 (*)
Mar 31, 2006				1.462	1.663

(*)	Average of the 4 time-periods.

1/	Installation Charge was readjusted on October 04, 2003.
2/	Some services have differentiated tariff rates for the former CTBC concession area, such as: installation charge (R$71.59), monthly fee for non-residential and trunk lines (R$60.02), DLD (D1=R$0.150, D2=R$0.216, D3=R$0.308 and D4=R$0.459). There are different tariffs within CETERP’s region.
3/	From February 8, 2003 on, there are different tariffs for the several concession sectors where the calls are originated and terminated, according to the table approved by Anatel.

Note a) On June 08, 2005, through Edict #50895, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the calls terminated in the Personal Mobile Service – SMP, with a variation of 7.99% for the VC1 calls throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. The readjustment of the VC1 calls was effective from June 12, 2005 on.

Note b) On June 30, 2005, through Edicts #51300 and #51301, ANATEL (Agência Nacional de Telecomunicações) approved the percentages for the tariff adjustment of the Switched Fixed Telephony Service - STFC, according to the criteria established in the concession contracts for Local and Domestic Long Distance Services, effective from July 03, 2005 on.

The following average readjustment were applied to the tariff baskets: Local: 7.27%; Long Distance: 2.94%; TU-RL: -13.32%; TU-RIU: 2.94%.

Note c) According to the renewal of the Concession Contract, the new interconnection rules in place from January 01, 2006 on are as follows: the TU-RL is limited to 50% of the value of the local minute; the TU-RIU is limited to 30% of the values of the level 4, considering the time period.

Note d) On March 28, 2006, through Edict #57109, ANATEL (Agência Nacional de Telecomunicações) approved a tariff adjustment of 7.99% for the long distance calls between fixed and mobile telephones (VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. The readjustment was effective from March 31, 2006 on.

Results January – March 2006 - TELESP 21

LOANS AND FINANCING

(in thousand of reais)

	March 2006
	Currency	Interest Rate	Due Date	Short-term	Long-term	Total
Mediocrédito	US$	1.75%	2014	6,678.0	45,738.0	52,416.0

Loans in local currency	R$	6%+3.75% SPREAD	UNTIL 2006	1,402.0	0.0	1,402.0

Loans in foreign currency			UNTIL 2009	188,204.0	513,268.0	701,472.0

Bonds	R$	103.5% OF CDI RATE	UNTIL 2007	21,070.0	1,500,000.0	1,521,070.0

Total				217,354.0	2,059,006.0	2,276,360.0

COMPOSITION OF THE LOANS IN FOREIGN CURRENCY

(in thousand of reais)

	March 2006
Consolidated	Currency	Interest Rate	Principal	Interest	Balance
Resolution 2770	US$	5.70%	87,108.0	8,776.0	95,884.0
Resolution 2770	US$	4.80%	271,866.0	12,528.0	284,394.0
Untied Loan - JBIC	JPY	LIBOR + 1.25%	320,423.0	771.0	321,194.0

CONSOLIDATED SCHEDULE OF LONG-TERM OBLIGATIONS

(in thousand of reais)

March 2006
Year	Amount
2007	1,549,042.0
2008	382,478.0
2009	98,083.0
2009	6,534.0
FROM 2011 ON	22,869.0

TOTAL	2,059,006.0

Results January – March 2006 - TELESP 22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: April 26, 2006	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director